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                          May 23, 2022

       Susan H. Alexander, Esq.
       Executive Vice President and Chief Legal Officer
       Biogen Inc.
       225 Binney Street
       Cambridge, Massachusetts 02142

                                                        Re: Biogen Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 17, 2022
                                                            File No. 333-265023

       Dear Ms. Alexander:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John D. Hancock, Esq.